To the shareholders of Equinor ASA

NOTICE OF ANNUAL GENERAL MEETING

10 MAY 2023 AT 15:00 CEST

Equinor Business Center, Forusbeen 50, 4035 Stavanger

**Digital participation is possible via Lumi AGM
Please see more information under "Participation"**

AGENDA

1. **Opening of the annual general meeting by the chair of the corporate assembly (no voting)**

2. **Registration of represented shareholders and proxies (no voting)**

3. **Election of chair for the meeting**
   The board of directors proposes that the general meeting elects the chair of the corporate assembly, Jarle Roth, as chair of the meeting.

4. **Approval of the notice and the agenda**

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**

6. **Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2022, including the board of directors' proposal for distribution of fourth quarter 2022 dividend**
   The board of directors proposes a fourth quarter 2022 ordinary dividend of US dollar ("USD") 0.30 per share and an extraordinary dividend of USD 0.60 per share. The fourth quarter 2022 dividend accrues to the shareholders as registered in Equinor's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 12 May 2023. Subject to ordinary settlement in VPS, this implies that the right to dividends accrues to shareholders as of 10 May 2023. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 11 May 2023. For US ADR (American Depository Receipts) holders, dividend accrues to the ADR-holders as of 10 May 2023, and the ex-dividend date will be from and including 11 May 2023.

   Shareholders whose shares trade on the Oslo Stock Exchange will receive their dividend in Norwegian kroner ("NOK"). The NOK dividend will be communicated on 22 May 2023.

   The expected payment date for the dividend is 25 May 2023.

   Proposed resolution:
   "The annual accounts and the annual report for 2022 for Equinor ASA and the Equinor group are approved. A fourth quarter 2022 ordinary dividend of USD 0.30 per share and an extraordinary dividend of USD 0.60 per share are approved to be distributed."

7. **Authorisation to distribute dividend based on approved annual accounts for 2022**
    The board of directors proposes that the general meeting provides an authorisation to the board of directors to approve quarterly dividends for second and third quarter 2023 and first quarter 2024 cf. the Norwegian Public Limited Liability Companies Act section 8-2 second paragraph. Such dividends will be formally based on the company's approved annual accounts for 2022. Equinor ASA will announce dividends in connection with the respective quarterly results. Payment of the quarterly dividend is expected to take place approximately four months after the announcement of the quarterly results.

    Proposed resolution:
    "The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company's approved annual accounts for 2022, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

    The board of directors shall, when using the authorisation, make its decision in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

    The authorisation shall be valid until the next annual general meeting, but no later than 30 June 2024."

8. **Proposal from shareholder that Equinor ban the use of fiberglass rotor blades in all new wind farms, commits to buy into existing hydropower projects and conduct research on other energy sources such as thorium**
    Shareholder Roald Skjoldheim has proposed the following resolution:
    "1. Equinor bans the use of fiberglass rotor blades in all new wind farms. And do not replace old fiberglass rotor blades with new ones.
    2. Equinor must make a greater commitment to buying into existing hydropower projects, aiming to upgrade the plants nationwide.
    3. Equinor should conduct research on other energy sources, such as thorium."

    The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote against the proposal.

9. **Proposal from shareholders that Equinor identify and manage risks and possibilities regarding climate, and integrate these in the company's strategy**
    Shareholders WWF and Greenpeace have proposed the following resolution:
    "Equinor identify and manage risks and possibilities regarding climate, and integrate these in the company's strategy. The company sets targets and implements measures to reduce greenhouse gas emissions over a short- and long-term period in line with the target to limit global warming to 1.5 °C, and report to shareholders on progress against these targets. Targets and measures include the entire supply chain (scope 1, 2 and 3) and entails an absolute reduction in greenhouse gas emissions."

    The shareholders' supporting statement and the board's response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote against the proposal.

10. **Proposal from shareholder that Equinor stops all exploration and drilling by 2025 and provides financial and technical assistance for the repair of and development of Ukraine's energy infrastructure**
Shareholder Guttorm Grundt has proposed the following resolution:
"1. Equinor introduces full stop of all exploration drilling for fossil energy resources on the Norwegian continental shelf and abroad by 2025.
2. Equinor will provide financial and technical assistance for the repair and development of Ukraine's energy infrastructure with emphasis on energy security and renewable energy worth an average of NOK 15 billion per year in the period 2023-2027."

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

11. **Proposal from shareholder that Equinor develops a procedure for greatly improved process for responding to shareholder proposals**
Shareholder Even Bakke has proposed the following resolution:
"The Board of Directors and Group Management shall develop a procedure for a greatly improved process for responding to shareholder proposals submitted at the Annual General Meeting."

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

12. **Proposal from shareholder that Equinor ends all plans for activity in the Barents Sea, adjusts up the investments in renewables/low carbon solutions to 50 percent by 2025, implements CCS for Melkøya and invests in rebuilding of Ukraine**
Shareholder Gro Nylander has proposed the following resolution:
"1. Equinor's current activity in the Barents Sea ends. Further plans for this area are shelved.
2. Equinor's gross investments in renewables/low-carbon solutions are 50 percent (up from 30) by 2025.
3. Equinor implements carbon capture and storage (CCS) for Melkøya. The figures for the company's price calculation are published and compared with alternative calculation methods.
4. Equinor invests part of the huge increase in revenues brought about by the war in Ukraine to help rebuild the country."

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

13. **Proposal from shareholder that Equinor stops all exploration and test drilling for oil and gas, becomes a leading producer of renewable energy, stops plans for electrification of Melkøya and presents a plan enabling Norway to become net-zero by 2050**
Shareholder Bente Marie Bakke has proposed the following resolution:
"1. Equinor stops all exploration and test drilling for oil and gas
2. Equinor aims to become a leading producer of renewable energy
3. Equinor stops plans for electrification of Melkøya. Instead, the possibilities for CO2 capture and storage must be explored
4. Equinor presents a step-down plan for oil and gas production, enabling Norway to become net-zero by 2050"

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

14. **Proposal from shareholder that Equinor's management let the results of global warming characterise its further strategy, stops all exploration for more oil and gas, phase out all production and sale of oil and gas, multiplies its investment in renewable energy and CCS and becomes a climate-friendly company**
Shareholder Gro Nylander has proposed the following resolution:
"▪ Equinor's management reads up on the suffering and death caused by global warming due to fossil energy, and lets this characterise its further strategy.
▪ Equinor stops all exploration for more oil/gas in Norway and abroad.
▪ Equinor drafts a binding plan for phasing out all production and sale of oil and gas in Norway and abroad as soon as possible.
▪ Equinor multiplies its investments in renewable energy and CCS.
▪ Equinor improves its reputation by implementing this, becoming a forward-looking, climate-friendly company that assumes responsibility for future generations' health and quality of life."

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

15. **The board of directors' report on Corporate Governance**
Pursuant to section 5-6 fifth paragraph of the Norwegian Public Limited Liability Companies Act, the annual general meeting shall review and evaluate the board's report on Corporate Governance which has been prepared in accordance with section 3-3b of the Norwegian Accounting Act. The Corporate Governance report for 2022 is included in section 5.1 of Equinor ASA's annual report available at www.equinor.com/agm.

The general meeting shall carry out an advisory vote regarding the Corporate Governance report, and the board proposes that the general meeting endorses the report.

Proposed resolution:
"The general meeting endorses the board of directors' report on Corporate Governance."

16. **The board of directors' remuneration policy on determination of salary and other remuneration for leading personnel and remuneration report for salary and other remuneration for leading personnel**
In accordance with section 6-16a of the Norwegian Public Limited Liability Companies Act, the board of directors shall prepare a remuneration policy on determination of salary and other remuneration for leading personnel. The proposed remuneration policy is available at www.equinor.com/agm.

In accordance with section 5-6 third paragraph of the Norwegian Public Limited Liability Companies Act with reference to section 6-16a fifth paragraph, the board of directors' remuneration policy for determination of salary for leading personnel (item 16.1) is subject to approval by the general meeting at every material change and, in any case, at least every four years. The board's remuneration policy was last approved by the general meeting in 2021, however, the board has decided to prepare and present a new policy for the general meeting's consideration and approval. The decision to renew the policy is partly made in order to follow and implement developments in reporting practice in addition to implementing necessary material changes to the policy as a result of changes in the Norwegian State's guidelines for executive remuneration in companies with state ownership interest.

In accordance with section 6-16b of the Norwegian Public Limited Liability Companies Act, the board of directors shall prepare a remuneration report for leading personnel. The remuneration report is presented as a separate report and in note 4 in Equinor ASA's financial statements and available at www.equinor.com/agm.

In accordance with section 5-6 fourth paragraph of the Norwegian Public Limited Liability Companies Act with reference to section 6-16b second paragraph, an advisory vote shall be held for the board of directors' remuneration report for salary and other remuneration to leading personnel (item 16.2).

The board of directors recommends that the general meeting by a binding vote approves the remuneration policy on determination of salary and other remuneration for leading personnel and by an advisory vote endorses the board of directors' remuneration report.

16.1. **Approval of the board of directors' remuneration policy on determination of salary and other remuneration for leading personnel**
Proposed resolution:
"The general meeting approves the board of directors' Remuneration policy."

16.2. **Advisory vote of the board of directors' remuneration report for leading personnel**
Proposed resolution:
"The general meeting endorses the board of directors' 2022 Remuneration report."

17. **Approval of remuneration for the company's external auditor for 2022**
Proposed resolution:
"Remuneration to the auditor for 2022 of NOK 49,894,487 for Equinor ASA is approved."

18. **Determination of remuneration for the corporate assembly members**
    The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the corporate assembly:

    "The remuneration to the corporate assembly is adjusted effective from 11 May 2023 as follows:

	From		To	
Chair	*NOK*	*137,600/annually*	*NOK*	*143,700/annually*
Deputy chair	*NOK*	*72,600/annually*	*NOK*	*75,800/annually*
Members	*NOK*	*51,000/annually*	*NOK*	*53,250/annually*
Deputy members	*NOK*	*7,340/meeting*	*NOK*	*7,670/meeting"*

19. **Determination of remuneration for the nomination committee members**
    The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the nomination committee:

    "The remuneration to the nomination committee is adjusted effective from 11 May 2023 as follows:

	From		To	
Chair	*NOK*	*13,650/meeting*	*NOK*	*14,260/meeting*
Members	*NOK*	*10,130/meeting*	*NOK*	*10,580/meeting"*

20. **Authorisation to acquire Equinor ASA shares in the market to continue operation of the company's share-based incentive plans for employees**
    Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this plan is to augment good business culture and encourage loyalty through employees becoming part-owners of the company. The long-term incentive plan was implemented in 2007 with the purpose of strengthening the alignment of top management and shareholders' long-term interests and sustainability of the company, and to retain key executives. At the annual general meeting in 2022 it was decided to authorise the board of directors to acquire shares in the market. This authorisation is valid until 30 June 2023. It is proposed that the annual general meeting gives the board of directors a new authorisation to acquire shares in the market, to continue the company's share-based incentive plans. The new authorisation shall replace the authorisation granted on 11 May 2022 from the time of registration in the Register of Business Enterprises.

    Proposed resolution:
    "The board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 27,500,000.

    Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group's share saving plan and long-term incentive plan, as approved by the board of directors.

    The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively.

    The authorisation is valid until 30 June 2024. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for the company's share-based incentive plans for employees granted by the annual general meeting on 11 May 2022."

21. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State

The annual general meeting resolved on 11 May 2022 to authorise the board of directors of Equinor ASA to acquire Equinor shares in the market with a nominal value of up to NOK 187,500,000. The authorisation is valid until the next annual general meeting, but no later than 30 June 2023.

Own shares acquired pursuant to the authorisation may only be used for annulment through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

On 14 June 2021 the board of directors of Equinor ASA launched an indicative annual share buy-back programme of up to USD 1.2 billion starting from 2022, subject to board approvals before starting tranches. The board of directors resolved to increase the share buy-back programme for 2022 up to USD 5 billion in February 2022, and further up to USD 6 billion in July 2022 (including the Norwegian State's shares to be redeemed).

In accordance with the share buy-back programme and the current authorisation granted by the annual general meeting on 11 May 2022, the board of directors of Equinor ASA has approved the following tranches:

Tranche	Board approval	Commencement	End-date no later than	Market operations
Second tranche 2022	3 May 2022	16 May 2022	26 July 2022	USD 1.33 billion
Third tranche 2022	26 July 2022	28 July 2022	26 October 2022	USD 1.833 billion
Fourth tranche 2022	27 October 2022	31 October 2022	27 January 2023	USD 1.833 billion
First tranche 2023	7 February 2023	9 February 2023	24 March 2023	USD 1.0 billion

The amount of the market operations for each tranche includes the Norwegian State's shares to be redeemed.

The board of directors of Equinor ASA has in accordance with the share buy-back programme and the current authorisation granted by the annual general meeting on 11 May 2022, acquired 56,880,633 own shares in the market at an average price of NOK 349.6997.

On 27 April 2022, Equinor ASA signed an agreement with the Norwegian State, represented by the Ministry of Trade, Industry and Fisheries regarding the repurchase of own shares. It is a mutual condition in the agreement that the repurchases and cancellations of own shares will not change the Norwegian State's percentage ownership in the company. When Equinor ASA cancels own shares purchased in the open market, a proportionate share of the State's holdings shall therefore be redeemed and cancelled to ensure that the percentage ownership remains unchanged at 67 per cent.

The compensation to the State for the redeemed shares represents the average price of the shares purchased by Equinor ASA in the market, with the addition of an interest compensation and a deduction for received dividend payments (and corresponding interest). The interest rate corresponds to six months' NIBOR + 1 per cent per annum, calculated from the time of each share purchase until payment is made on the agreed settlement date. Payment of the compensation will be made upon the redemption and cancellation of 115,484,921 shares owned by the Norwegian State.

The compensation to the State in NOK amounts to 40,182,168,060.50, subtracted for interest compensated dividend for first through third quarter 2022. In addition, the fourth quarter 2022 dividend of USD 0.90 per share (see decision in agenda item 6 above) and corresponding interest compensation will be deducted. The dividend for the fourth quarter 2022 in NOK per share will be communicated 22 May 2023.

The part of the amount that is proposed paid to the State that exceeds the nominal value of the shares, will be covered by retained earnings in the company's accounts.

The auditor's confirmation stating that there is still coverage for the company's remaining share capital and undistributable reserves after the reduction in share capital and retained earnings, is available on www.equinor.com/agm. The capital reduction is conditional upon a creditor notice.

Proposed resolution:
"As part of the implementation of the company's share buy-back programme, the company's share capital will be reduced by NOK 430,913,885.00 from NOK 7,938,675,397.50 to NOK 7,507,761,512.50. Of the total capital reduction amount:
(i) NOK 142,201,582.50 will be used to annul 56,880,633 own shares, and
(ii) NOK 288,712,302.50 will be used to redeem and annul 115,484,921 shares owned by the Norwegian State by the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount described in item (ii) above, the Norwegian State by the Ministry of Trade, Industry and Fisheries shall receive NOK 39,893,455,758.00, with a deduction for fourth quarter 2022 dividend of USD 0.90 per share and corresponding interest compensation. The part of the amount paid to the Norwegian State that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered, Article 3 of the company's Articles of Association will be amended to read as follows:

"The share capital of the company is NOK 7,507,761,512.50 divided into 3,003,104,605 shares of NOK 2.50 each.""

22. **Authorisation to acquire Equinor ASA shares in the market for subsequent annulment**
The board of directors propose that the general meeting grants the board of directors an authorisation to repurchase up to 94,000,000 own shares in the market (approximately 3.1 per cent of the company's share capital) in accordance with the Norwegian Public Limited Liability Companies Act section 9-4.

The reason for the request for such an authorisation is to enable Equinor's board of directors to utilise this mechanism permitted by the Norwegian Public Limited Liability Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company's capital structure in order to make it more expedient. The repurchase of own shares leads to the remaining shares representing an increased ownership interest in the company.

It is a precondition that the repurchased shares are subsequently annulled through a resolution by a new general meeting to reduce the company's share capital. It is also a precondition for the repurchase and the annulment of own shares that the Norwegian State's ownership interest in Equinor ASA is not changed. In order to achieve this, a proposal for the redemption of a proportion of the State's shares, so that the State's ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the annulment of the repurchased shares. The State currently has an ownership interest of 67 per cent, and the total repurchase/redemption and annulment could thus involve up to 284,848,485 shares (approximately 9.5 per cent of Equinor ASA's share capital).

It is a precondition for the board of directors' request for authorisation to repurchase own shares that Equinor ASA and the Norwegian State represented by the Ministry of Trade, Industry and Fisheries, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the State's shares. On redemption of the shares, Equinor ASA will pay a price to the State for each share corresponding to a volume-weighted average of the price paid by Equinor ASA for shares purchased in the market plus interest compensation calculated from the date of the individual repurchases.

Proposed resolution:
"The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a face value of up to NOK 235,000,000.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

This authorisation shall be valid until the next annual general meeting, but no later than 30 June 2024."

Participation

The annual general meeting will be held in Equinor Business Center for those attending in person and via Lumi AGM for those attending digitally.

Voting will only be possible electronically via Lumi AGM both for shareholders attending in person and attending digitally. Shareholders may cast votes in advance, however, to vote during the meeting the shareholder must bring a smartphone or tablet to administrate voting. Shareholders will upon arrival receive further practical guiding.

Shareholders wishing to attend the annual general meeting, either in person or by proxy, should register by 9 May 2023 at 12:00 CEST. Registration may be sent electronically via www.equinor.com/agm or through VPS Investor Services. The registration form may also be sent by e-mail to genf@dnb.no or by post to DNB Bank ASA, Verdipapirservice, Postboks 1600 Sentrum, 0021 Oslo. The registration form has been distributed to the shareholders as an appendix to the notice. Valid ID (passport, ID-license or drivers license) must be presented when attending in person.

Please note that there will only be served light refreshments at the annual general meeting.

Digital participation will be possible via Lumi AGM on https://dnb.lumiagm.com/114-688-536. Meeting-ID for Equinor ASA will be: 114-688-536. By digital participation via Lumi AGM shareholders may cast votes on each agenda item, submit questions from smartphone, tablet or pc as well as follow the live webcast which includes simultaneous translation into English. No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on one hour before the annual general meeting starts. Secure identification of shareholders is done by using pin-code and reference number on the attached form or as found on the shareholders account in VPS Investor Services.

More information and guidance regarding digital participation and voting via Lumi AGM is available on www.equinor.com/agm.

Shareholders may also follow the annual general meeting via webcast at www.equinor.com/agm, without logging on. The webcast will simultaneously be translated into English.

Shareholders may vote in advance on each agenda item via www.equinor.com/agm or via VPS Investor Services (pin-code and reference number from the attached form or on the shareholders account in VPS Investor Services is required). Advance voting must be submitted by 9 May 2023 at 16:00 CEST.

Shareholders wishing to vote at the annual general meeting by proxy should send their proxy form by e-mail to genf@dnb.no or to DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway by 9 May 2023 at 12:00 CEST. Proxies issued without voting instructions may also be submitted electronically via www.equinor.com/agm or through VPS Investor Services. The proxy may also submit a written signed and dated proxy at the general meeting. A proxy form, with instructions for use, is attached to this notice. The proxy form must be dated and signed to be valid.

Shareholders that have voted in advance or given a proxy, with or without voting instructions, and who wish to attend digitally via Lumi AGM or in person, will not receive cases for voting, but still have the right to speak or submit questions via Lumi AGM.

If shares are registered by a nominee in the VPS register, cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wishes to vote for own shares, then the shares must be re-registered in a separate VPS account in the shareholder's own name prior to the general meeting.

Equinor ASA is a Norwegian public limited liability company governed by Norwegian law, including the Public Limited Liability Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,175,470,159 shares, each of which represents one vote. The shares also confer equal rights in all other respects. As of the date of this notice, the company has 64,230,437 own shares which will not be voted for, of which 7,349,804 shares have been purchased as part of the share savings plan.

A shareholder has the right to have items included on the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included on the agenda, 28 days prior to the general meeting at the latest. A shareholder may bring advisors to the general meeting and let one advisor speak on the shareholders' behalf. Advisor should also be registered to the annual general meeting in advance.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors, hereunder the chair of the board of directors, and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report; (ii) items that are presented to the shareholders for decision; and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

Notice of the annual general meeting and other case documents, including the Articles of Association, annual report and accounts, board of directors' remuneration policy- and report for leading personnel and auditor's report for 2022, are available on www.equinor.com/agm.

Shareholders can request written distribution of the material by contacting:
Equinor ASA, attn: Investor Relations, PO Box 3, 1330 Fornebu, Norway (email: irpost@equinor.com).

The following persons in Investor Relations can also be contacted directly:
Erik Gonder, telephone: +47 99562611, email: ergon@equinor.com
Anne Sofie Dahle, telephone: +47 90887554, email: asda@equinor.com

Forms for advance voting and power of attorney for the annual general meeting have been distributed to the shareholders together with this notice.

31 March 2023
The board of directors of Equinor ASA

Equinor encourages all shareholders to register for electronic reception of the notice of the general meeting.

This can be done through VPS Investor Services, either through your internet bank or www.vps.no. You may find a practical guide for how to change to electronic reception on www.equinor.com/agm.

Electronic reception will reduce the environmental effects as well as the company's costs, and it will be a simplification for the shareholders.

Proposals from shareholders and response from the board of directors

THE SHAREHOLDERS PROPOSALS FOR EQUINOR ASA'S
ANNUAL GENERAL MEETING 10 MAY 2023

Item 8 for Equinor's annual general meeting 10 May 2023

Proposal from shareholder that Equinor ban the use of fiberglass rotor blades in all new wind farms, commits to buy into existing hydropower projects and conduct research on other energy sources such as thorium

Shareholder Roald Skjoldheim has proposed the following resolution:

«1. Equinor bans the use of fiberglass rotor blades in all new wind farms. And do not replace old fiberglass rotor blades with new ones.

2. Equinor must make a greater commitment to buying into existing hydropower projects, aiming to upgrade the plants nationwide.

3. Equinor should conduct research on other energy sources, such as thorium.»

The shareholder's supporting statement:
Concern for the future of the wind power industry

The demand for energy is ever increasing. We recently passed 8 billion people on this planet. And most of us need electricity or energy. We use electrical energy to heat our homes, we use electrical energy when we cook our food, the fridge needs electricity to keep food cool, etc.

Basically, wind power is a good and smart solution. Until the wind farm reaches its design life, and things need to be replaced. And recycled. This is where things start to get tricky. All metal is treated separately, the oil is treated separately, and the rotor blades... well, the rotor blades... they are garbage. There is currently no effective way to get rid of them. There have been some attempts at doing away with them. In some places, the rotor blades are used for other things. They are often reused in play parks for children, they can be shaped as parking sheds for bicycles, they can end up as "art". In some places, the rotor blades are ground up to dust. And the dust has been mixed with concrete. However, this has more or less stopped. Either because the quality of the concrete turned out to be so poor that the concrete could not be used, or it was stopped because the amount of dust was much greater than what could be mixed into the concrete. In any case, they have now come up with another "ingenious" solution. Simply burying the waste. Let future generations solve our problems. Meanwhile, Mother Nature decomposes the rotor blades. And it is not difficult to imagine particles from the rotor blades finding their way into water and soil. The medical profession in the future is going to be extremely busy because of the mistakes we make today.

Proposals for Equinor's annual general meeting:

#1 – Ban the use of fiberglass rotor blades in all new wind farms. And do not replace old fiberglass rotor blades with new ones.

There must be other materials that are better to use than fiberglass. Glass, which is 100% recyclable into infinity. Hemp, which can be produced without a too big ecological footprint. There are probably better alternatives than this as well. In the worst case, Norway will be the first nation on the planet to ban wind power generation, until the companies behind the wind farms manage to come up with a recyclable solution.

#2 - Since Norway is blessed with high mountains and deep valleys, hydropower is something we have used a lot of in this country. Equinor must make a greater commitment to buying into existing hydropower projects, aiming to upgrade the plants nationwide. If hydropower plants had generated power by means of newer technology, we as a society would have received more electricity. We could almost have stopped looking for other energy sources. Hydropower plants are currently effectively prevented by the country's authorities from supplying us with clean hydropower due to fees and taxes. Therefore, Equinor should invest some of its profits in bringing hydropower projects up to today's standard, enabling them to produce clean electricity at 100% capacity.

#3 – Research on other energy sources

Equinor should conduct research on other energy sources, such as thorium. The Americans have done most of the research work here. In the long term, two thorium reactors should be built, each next to a nuclear reactor. Because you can burn plutonium (the waste from the nuclear reactor) in a thorium reactor. This will be a very lucrative business, as all of the nuclear countries on the planet do not have a very good plan to get rid of their nuclear waste. As of today, it is either stored or used in the arms industry. Norway can live off other nuclear waste as long as there is enough uranium.

Item 9 for Equinor's annual general meeting 10 May 2023

Proposal from shareholders that Equinor identify and manage risks and possibilities regarding climate, and integrate these in the company's strategy

Shareholders WWF and Greenpeace have proposed the following resolution:
"Equinor identify and manage risks and possibilities regarding climate, and integrate these in the company's strategy. The company sets targets and implements measures to reduce greenhouse gas emissions over a short- and long-term period in line with the target to limit global warming to 1.5 °C, and report to shareholders on progress against these targets. Targets and measures include the entire supply chain (scope 1, 2 and 3) and entails an absolute reduction in greenhouse gas emissions."

The shareholders' supporting statement:
Equinor launched a new Energy transition plan in spring 2022, which was meant to lay out how the company will reach its climate targets. However, the Energy transition plan lacks concrete milestones for how the company will achieve net zero by 2050. For example, it does not include a single estimate for how much oil and gas the company is planning to produce in 2030 or 2050. Several shareholders, among them Storebrand, voted against the Energy transition plan at last year's AGM on the basis that it did not include targets on absolute reduction in supply chain emissions.

One of Equinor's climate targets is to reduce net carbon intensity by 20% by 2030, 40% by 2035 and to reach net zero by 2050. The challenge with a carbon intensity goal, instead of a target that shows a pathway for reduction in absolute emissions, is that it is easy for Equinor to reach the target by increasing production of renewable energy, or purchasing quotas and natural carbon sinks, while at the same time continuing to develop new oil and gas projects that go against the 1.5 °C target. The UN High-Level Expert Group on the Net-Zero Emissions Commitments recommends non-state actors to focus on absolute emissions across their whole supply chain, rather than on reducing their carbon intensity.

The fact that Equinor lacks an actual plan for reducing oil and gas production is further evidenced by the projects that the company is planning to develop in coming years. Environmental organisations from across the world are opposing the company's plans to develop Bay Du Nord in Canada, Rosebank in the United Kingdom, the exploration activity along the coast of Argentina, the Bacalhau field in Brazil and the Wisting field in the Barents Sea.

In Autumn 2022 the Minister for Trade and Industry Jan Christian Vestre presented the ownership-report to the Parliament (white paper): The Greener and more active state ownership - The State's direct ownership of companies. In this white paper, the consideration of sustainability in the State's goal as an owner has been clarified and strengthened. For companies that primarily operate in competition with others, which includes Equinor, the State's goal has been altered to the "highest possible return over time in a sustainable manner".

This has been further defined in the following way (s.12.2): By expressing clear expectations of the companies, the State wants to contribute to attaining the State's goal as an owner in a sustainable manner. This requires the companies to balance financial, social and environmental factors without reducing the ability of future generations to meet their own needs.

The undersigned shareholders think it's clear that Equinor's investment plans are not aligned with the State's goal of ensuring the ability of future generations to meet their own needs. This forms the basis for our draft resolution in which we ask Equinor to conform to the guidelines given in the white paper on state ownership and ensure that the company reduces its absolute emissions associated with both production and the wider supply chain in line with the target to limit global warming to 1.5 °C.

Item 10 for Equinor's annual general meeting 10 May 2023

Proposal from shareholder that Equinor stops all exploration and drilling by 2025 and provides financial and technical assistance for the repair of and development of Ukraine's energy infrastructure

Shareholder Guttorm Grundt has proposed the following resolution:

"1. Equinor introduces full stop of all exploration drilling for fossil energy resources on the Norwegian continental shelf and abroad by 2025

2. Equinor will provide financial and technical assistance for the repair and development of Ukraine's energy infrastructure with emphasis on energy security and renewable energy worth an average of NOK 15 billion per year in the period 2023-2027."

The shareholder's supporting statement:

Equinor has never made more money than in 2022. Thanks to the high natural gas prices Equinor makes more money than any other Norwegian company in history. Adjusted earnings after tax totaled as much as NOK 234 billion, and approximately NOK 170 billion of this goes to shareholders, and just over NOK 1 billion in bonuses to a majority of the employees. Parts of the profit are allocated to an increase in new investments in both fossil and renewable energy, but mostly to oil and gas.

The record earnings are not a result of extraordinary efforts by the management and employees, but are driven by artificially high natural gas prices due to the energy crisis in Europe as a consequence of Russia's belligerent invasion of Ukraine. Equinor makes good money from this war, but I would not characterize our Equinor as a war profiteer, as some critics do. But the extraordinarily high revenues can give you certain associations to war profiteering.

In his presentation of the IPCC's sixth and gloomy Synthesis Report, United Nations Secretary-General Antonio Guterres said that "Humanity is on thin ice, and that ice is melting fast." He calls on rich countries to accelerate the goal of zero emissions. "Our world needs climate action on all fronts – everything, everywhere, all at once, and he added: "To reach the net zero emissions targets we must stop all oil and gas exploration and new projects." He made no exception for Equinor.

The World Bank has estimated that the reconstruction of buildings and infrastructure destroyed by Russian warfare will cost about USD 411 billion, or about NOK 4,300 billion over the next few years. The Norwegian government has promised Ukraine to pay NOK 75 billion over the next 5 years, i.e. 17 per thousand of the need, or a little more than a drop in the ocean. That is, 15 billion per year.

As shareholders we are now facing a serious ethical dilemma: Should Equinor let the entire profit created by the Ukraine war go to the acquisition of its own shares and to dividends to shareholders, etc., or should the company let a small, but important, part go to rebuilding Ukraine's destroyed energy infrastructure and new renewable energy? By "matching" the government's support of NOK 15 billion per year, the dividend this year, for example, will only be reduced from NOK 170 billion to NOK 155 billion. It's more than a drop in the ocean, but still one of the fattest dividends in Equinor's history.

Guttorm Grundt
Shareholder
Member of the Grandparents' Climate Campaign

Item 11 for Equinor's annual general meeting 10 May 2023

Proposal from shareholder that Equinor develops a procedure for greatly improved process for responding to shareholder proposals

Shareholder Even Bakke has proposed the following resolution:
"The Board of Directors and Group Management shall develop a procedure for a greatly improved process for responding to shareholder proposals submitted at the Annual General Meeting."

The shareholder's supporting statement:
Why don't the governments and Equinor listen to proposals from Norwegian shareholders?

For many years, Norwegian shareholders have submitted proposals or resolutions for approval by the annual shareholders meeting (AGM), related to international oil and gas exploration, drilling and production, the environment and energy transition. These proposals have been consistently voted down by the representative from the Ministry of Trade and Industry, who represent the State's 67% ownership in Equinor. The vote is based on meetings with Equinor's Board of Directors and Group Management before the annual general meeting. It later emerged that in many cases, Equinor had later carried out what was proposed. An earlier action would have saved Equinor and the Norwegian state large sums of money. Here are some examples:

Proposal: Statoil (Equinor) to divest its tar sands activity in Canada.
Proposal from 2009: Not accepted by the Government's representative based on recommendation by Statoil's (Equinor's) board of directors. The proposal was repeated in 2010, 2011, 2012, 2013, 2014 and 2016, each time voted down by the Government's representative. Statoil sold its tar sands operations in Canada in December 2016 with a loss of more than NOK 4.2 billion.

Proposal: Statoil (Equinor) to develop an energy transition plan.
Proposal from 2015: Not accepted by the Government's representative based on the recommendation of Statoil's (Equinor's) board of directors. The proposal was repeated in 2016, 2017, 2018, 2019, 2020 and 2021. In March 2022, Equinor presented their "Energy transition plan".

Proposal: Equinor will stop drilling in the waters south of Australia.
Proposal from 2019: Not accepted by the Government's representative based on the recommendation of Equinor's board of directors. In February 2020, Equinor pulled out of the area.

Proposal: Equinor to pull out of US onshore oil and gas activities (fracking).
Proposal from 2020: Not accepted by the Government's representative based on the recommendation of Equinor's board of directors. In February 2021, Equinor pulled out of onshore activities and reported financial losses of NOK 200 billion, with no consequences for members of the board of directors or the corporate executive committee.

And the story repeats itself:
In the 2022 AGM, these were, among several proposals, voted down by the Government's representative:
- Proposal from shareholders that Equinor introduce a climate target and emissions plan in line with the 1.5°C target.
- Proposals from shareholders that Equinor declare the Norwegian sector of the Barents Sea as a voluntary exclusion zone and prioritize its offshore activities in the Norwegian sector and rapidly increase its investments in renewable energy.
- Proposal from the shareholder that Equinor's board of directors develop a concrete action plan for quality assurance and anti-corruption.

In the period from 2006 to 2022, Norwegian shareholders have submitted 43 proposals. One proposal was accepted by the AGM in 2015, and 42 have not been adopted. The goverment itself has not made any proposals during this period. Many of these proposals are largely supported by the Norwegian population and politicians in the Storting.

Why is this:
Equinor's board of directors and corporate executive committee have enormous power because their majority owner, the Norwegian state, which owns 67% of the shares, represented by the Ministry of Trade and Industry, does not have the will or competence to challenge Equinor's board of directors and corporate executive committee when it comes to these proposals.
Furthermore, in contrast to the usual international principles for limited liability corporations, where the AGM chooses the composition of the board of directors, Norway has a very special law stating that for larger corporations, the corporate assembly chooses the composition of the board of directors and not the annual general meeting. The corporate assembly and the nomination committee consists only of Norwegians with limited or no international experience, in a company that declares to be present in 30 countries!
Therefore, shareholders in the AGM cannot elect the composition of the board of directors or challenge its members and the group management with regard to their individual and general performance of duties "according to good governance principles".

Therefore, to improve the company governance, the AGM should elect the composition of the board of directors and not the corporate assembly. Thus, Equinor could benefit from the shareholders' professional knowledge of the Norwegian and the international business environment and trends. Shareholders should also be able to challenge the members of the Board of Directors and Group Management in their handling of critical issues and situations.

The current situation is that Equinor's board of directors and corporate executive committee have sole power.

Even Bakke, Ph.D. Chemical Engineer

Former head of ABB's global environment business.

Member of the Grandparent's Climate Campaign

Item 12 for Equinor's annual general meeting 10 May 2023

Proposal from shareholder that Equinor's ends all plans for activity in the Barents Sea, adjusts up the investments in renewables/low carbon solutions to 50 percent by 2025, implements CCS for Melkøya and invests in rebuilding of Ukraine

Shareholder Gro Nylander has proposed the following resolution:

"1. Equinor's current activity in the Barents Sea ends. Further plans for this area are shelved.
2. Equinor's gross investments in renewables/low-carbon solutions are 50 percent (up from 30) by 2025.
3. Equinor implements carbon capture and storage (CCS) for Melkøya. The figures for the company's price calculation are published and compared with alternative calculation methods.
4. Equinor invests part of the huge increase in revenues brought about by the war in Ukraine to help rebuild the country."

The shareholder's supporting statement:
Equinor has long known that the use of fossil energy leads to harmful climate change. Recovering more oil/ gas is incompatible with the 1.5°C target. Cf. the UN's Red alert. O & G activity, for example in the Barents Sea, is also vulnerable and unprofitable.

Many shareholders are concerned that the company will face enormous claims for damages in the future. A number of pending lawsuits have been filed against both states and oil companies. Due to the current indisputable climate change, plaintiffs are increasingly gaining ground. Cf. tobacco companies in the U.S. that were ordered to pay billions in damages because they continued after they had knowledge of definite health damage.

Too little, too late Equinor seeks to appear as a green company, as is clear from its advertising campaigns. The company should be commended for what it actually does, including the engagement in wind power. The goal of zero emissions by 2050 and 30 percent gross investment in renewables/low-carbon solutions by 2025 sounds good. But Equinor's investment in renewable energy is still pitiful. Reportedly, over 99 percent of the company's investments in energy were still in fossil energy in 2022.

Shareholders want transparency about CCS price at Melkøya
The company aims to electrify Melkøya with power from shore. A good thought – which unfortunately will be disastrous for Finnmark's energy supply. Carbon capture is getting well developed. Equinor's investment in CCS in Northern Lights is one example. The company considers CCS to be too expensive for Melkøya. With earnings of around three billion daily, the company can afford it. In any case, Equinor's price calculations are far higher than other similar calculations. The shareholders want a reassessment.

Equinor is profiting greatly from the war in Ukraine, for understandable reasons. The company should therefore, in addition to what the Norwegian state does, establish some form of reconstruction fund.

The verdict of history on Equinor may be harsh. The management will – the way they now proceed – presumably be characterized as "climate criminals", because the company steadily continues to produce fossil-based energy, even though all the arrows pointed towards a catastrophic development of living conditions on the planet.

After the war, J.C. Hambro, president of the Storting, characterized the Nygårdsvold government's efforts as follows:

"They did the best they could. That will be their excuse, and that will be their verdict."

Apart from financial results, is Equinor doing the best it can?

Gro Nylander, MD, Dr. PhD
 Senior consultant
 Member of The Norwegian Grandparents' Climate Campaign
 Specialist in Obstetrics, Gynecology, Medical Genetics
 Member of the Norwegian Medical Association
 Professional literary author
 Commander of The Royal Norwegian Order of St. Olav

Item 13 for Equinor's annual general meeting 10 May 2023

Proposal from shareholder that Equinor stops all exploration and test drilling for oil and gas, becomes a leading producer of renewable energy, stops plans for electrification of Melkøya and presents a plan enabling Norway to become net-zero by 2050

Shareholder Bente Marie Bakke has proposed the following resolution:

On behalf of the Grandparents' Climate Campaign, I submit the following shareholder proposals to Equinor's annual general meeting on 10 May 2023:

"1. *Equinor stops all exploration and test drilling for oil and gas*
2. *Equinor aims to become a leading producer of renewable energy*
3. *Equinor stops plans for electrification of Melkøya. Instead, the possibilities for CO2 capture and storage must be explored*
4. *Equinor presents a step-down plan for oil and gas production, enabling Norway to become net-zero by 2050."*

The shareholder's supporting statement:
Due to growing climate disasters worldwide, I as a grandmother have been worrying for many years about my grandchildren's future living conditions. I have therefore been a member of BKA for 13 years. This concern is not just related to my own grandchildren, but also the children and grandchildren of all of you present here. Whether you are shareholders, members of Equinor's board and corporate executive committee, cabinet ministers, or the state's representative from the Ministry of Trade, Industry and Fisheries, your decisions will determine whether your children and grandchildren can also have a livable future.

According to UN Secretary General Antonio Guterres we must stop all exploration for more oil and gas in order to reach the goals of the Paris agreement. He maintains that the failure of world leaders to address climate change must be regarded as criminal.

The International Energy Agency (IEA) has also stated for several years that there is no room for any new oil and gas fields if we are to avoid the worst consequences of climate change.

In spite of this, the government has this year opened bidding for 47 new exploration areas and submitted another 92 areas for consultation, most of them in the vulnerable Barents Sea. Common to all of them is a long distance to existing infrastructure. In the event of a discovery, the development will be expensive and there will be no revenues until in the 2040s. Moreover, the oil activity in the Barents Sea has been a failure for Norway, both in terms of discoveries and economy. The Office of the Auditor General has also pointed out that oil spill preparedness in the Barents Sea is inadequate.

On 30 March, Minister of Trade and Industry, Jan Christian Vestre, stated at the conference "The Bridge to the Future" that the Government will invest heavily in renewable energy and green industry. We in BKA find this is very positive. But the Minister did not problematize the fact that the oil industry is draining the country of most of our skilled labour. New green businesses are unable to find qualified workers. Equinor must therefore step down its oil-related activities and instead become a leading player in the production of renewable energy and the development of new, green industry.

Equinor plans to greenwash production by electrifying oil platforms to reduce Norwegian greenhouse gas emissions. Unfortunately, it does not help when Norwegian oil and gas are combusted abroad. The plans for electrification of Melkøya represent one such project, powering the plant from shore. This will result in major encroachments on untouched nature and Sami areas, in addition to a severe shortage of electric power for households and businesses in Northern Norway. Instead, the possibilities for carbon capture and storage must be explored. Here Norway can become a leading nation.

Article 112 of the Norwegian Constitution is both a human rights clause and an environmental clause. Although Young Friends of the Earth Norway and Greenpeace lost the climate lawsuit in the Supreme Court, the verdict contains clear guidelines that concern the Norwegian oil industry. The Norwegian National Human Rights Institution (NIM) understands the ruling to mean that future production licences for oil and gas must be balanced against the impact these will have on our ability to reach the 1.5-degree target. Equinor must therefore present a step-down plan for oil and gas production, enabling Norway to become net-zero by 2050, as we have committed to.

For the Grandparents' Climate Campaign

Bente Marie Bakke (sign.)
Member of the National Executive Committee
Former group leader for the Green Party in the local council of Vestby
Former Member of Parliament for the Conservative Party (1981-89)

Item 14 for Equinor's annual general meeting 10 May 2023

Proposal from shareholder that Equinor's management let the results of global warming characterise its further strategy, stops all exploration for more oil and gas, phase out all production and sale of oil and gas, multiplies its investment in renewable energy and CCS and becomes a climate-friendly company

Shareholder Gro Nylander has proposed the following resolution:

As a medical doctor and a shareholder, on behalf of the Norwegian Health Professionals' Climate Action, I ask Equinor's annual general meeting to please adopt the following proposals:

"▪ *Equinors' management reads up on the suffering and death caused by global warming due to fossil energy, and lets this characterise its further strategy.*
▪ *Equinor stops all exploration for more oil/gas in Norway and abroad.*
▪ *Equinor drafts a binding plan for phasing out all production and sale of oil and gas in Norway and abroad as soon as possible.*
▪ *Equinor multiplies its investments in renewable energy and CCS.*
▪ *Equinor improves its reputation by implementing this, becoming a forward-looking, climate-friendly company that assumes responsibility for future generations' health and quality of life.*"

The shareholder's supporting statement:
The climate crisis is a health crisis. Global health organisations, including the Norwegian Medical Association, have in a joint statement referred to global warming as the greatest current threat to global public health[1] Climate change will undo the progress made in global health over the past decades. Medical doctors have an ethical obligation to raise the alarm about major health hazards.

According to the Norwegian Institute of Public Health, children under the age of five today bear an estimated 88 percent of the burden of disease associated with climate change. This starts in the womb. Pregnant women are also a particularly vulnerable group. In general, extreme weather leads to an increased incidence of lung/cardiovascular disease, asthma and allergies, infections, post-traumatic stress disorders, depression, and anxiety[2].

If energy companies continue along their current path, the world will, according to today's best scientific estimates, head for a global warming of 3°C, or more. Rising sea levels, floods, droughts, heat, and cyclones will make large parts of the world uninhabitable. Several hundred million people will be forced to flee their homes. The World Health Organization, the World Medical Association and several hundred health organisations therefore demand that all exploration of new fossil fuel deposits be stopped[3].

As a wealthy country responsible for large global greenhouse gas emissions, Norway has a particular moral and financial responsibility to be at the forefront of the fight against climate change. Equinor, with the Norwegian state as the main shareholder, currently contributes to Norway's largest greenhouse gas emissions. The company has a special responsibility to steer the energy market in a more health-enhancing, more sustainable and more profitable direction.

---

1 https://healthyclimateletter.net/
2 https://www.fhi.no/nettpub/hin/miljo/klima-og-helse/
3 https://fossilfueltreaty.org/health-letter

If changes are not made, the company's finances will be affected. The production of renewable energy in Europe is growing. The demand for fossil energy will decrease. Shareholders are concerned about the increasing risk of multi-billion lawsuits and compensation claims against Equinor. US tobacco companies were ordered to pay billions in damages to claimants because they continued pushing their products after they became aware of the health risks posed by tobacco.

The European Court of Human Rights is currently considering several cases involving climate change. Reference is also made to the Urgenda case in the Netherlands, where the court ordered the state to take active action against global climate damage. Equinor is equally at risk for such action and financial penalties, given Equinor's experience and knowledge of the current situation.

Equinor is on the right track, with a number of good projects and plans. Low emissions from production represents a step forward, but this nevertheless accounts for only a small fraction of the greenhouse gas emissions that the company's fossil energy production generates outside Norway. The need for rapid progress in renewable energy should be obvious.

Good climate measures are also good for health and business. According to the World Health Organization, the health benefits of reducing global warming alone will far exceed the costs of reaching the Paris Agreement targets.

Around 1000 Norwegian medical doctors have submitted a petition to the President of the Norwegian parliament (Storting) demanding action on the health threats posed by climate change. I would like to remind the State representative, who has previously voted down all shareholder proposals that dealt with climate, that the state is the people. Concern about climate change is shared by many Equinor shareholders and employees, who expect more from this company than share dividends.

The company cannot defend itself by maintaining that it did not know. Without a rapid change of course, the verdict of history on Equinor will be devastating.

Sincerely,
Gro Nylander

Gro Nylander, MD, Dr. PhD,
Specialist in Obstetrics, Gynecology, Medical Genetics
Member of the Norwegian Medical Association
Professional literary author
Member of The Norwegian Grandparents' Climate Campaign
Commander of The Royal Norwegian Order of St. Olav

THE BOARD OF DIRECTORS' RESPONSE TO PROPOSALS FROM SHAREHOLDERS ITEM 8-14 AT EQUINOR ASA'S ANNUAL GENERAL MEETING 10 MAY 2023

The board of directors' response to shareholder's proposal from Roald Skjoldheim item 8 to Equinor ASA's annual general meeting 10 May 2023

Equinor recognizes that all activities have potential impacts on the natural environment. This applies to offshore wind parks in general and such specific issues as the disposal of rotor blades. To manage our impacts on nature and the environment, alongside complying with applicable laws and regulations, we aim to apply recognized environmental management practices. This includes application of the precautionary approach, best available techniques, the mitigation hierarchy and the ISO 14001 environmental management principles.

Circular economy and recycling opportunities represent key perspectives in an offshore wind project lifecycle and includes specific recycling opportunities such as wind turbine blades and other materials from the decommissioning and removal of offshore facilities. Reference is here made to the recent partnership between Equinor and the circular upstart Gjenkraft AS for recycling of turbine blades as well as the recently announced tender criteria for Sørlige Nordsjø II and Utsira High, both of which include recycling and circularity as qualitative bidding criteria.

Equinor is applying its competitive advantage to create value in new areas of the energy system and to deliver on our net zero ambition. A central element in this effort is our ambition to become a leading global player in offshore wind. At the same time, we recognize the potential in both existing and emerging technologies. Examples of relevant technologies within our current portfolio include battery technologies, solar and wind renewable energy as well as nuclear fusion.

The board thanks for the proposal and emphasises the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholders' proposal from Greenpeace and WWF item 9 to Equinor ASA's annual general meeting 10 May 2023

The last 12 months have demonstrated the value and significance of energy to society, while the effects of global climate change emphasise the urgent need for action towards achieving the goals of the Paris Agreement. The energy sector must innovate to reduce systemic emissions and create low-carbon energy systems – and must be allowed time to do so. In this context, Equinor is well positioned to provide much needed energy to the market while at the same time reduce emissions from our operations and invest in the necessary systemic change towards net-zero.

The energy transition plan – which was voted in favor of by 97% of the shareholders present at the 2022 AGM - contains short, medium, and long-term ambitions and describes a business model and strategy for Equinor's energy transition compatible with limiting global warming in line with the Paris Agreement while promoting the long-term resilience of the company.

Equinor is reporting progress annually on the energy transition. In 2022, we moved in a positive direction across each of the three main dimensions of the plan: reduction in our operated emissions; allocation of capex share to investments in renewables and low carbon solutions (gross capex); and reduction in the carbon intensity of energy we provide.

Our ambition is to reduce emissions from our own operations by net 50% by 2030 compared to 2015 levels, where at least 90% of this ambition to be realised by absolute reductions. In 2022, we made significant progress towards this ambition driving emissions down to 31 % lower than in 2015, the baseline year. Equinor's ambition is to allocate more than 50% of our annual gross capex to renewables and low carbon solutions by 2030 and more than 30% in 2025. In 2022 we invested 14% of our gross capex into these areas, which is an increase from 11% in 2021.

Our net carbon intensity* ambition describes how the company plans to deliver energy that has lower emissions over time (including emissions from the use of sold products – scope 3) by reducing 20% by 2030 and 40% by 2035, and eventually net-zero by 2050. In 2022, we saw a slight decrease in NCI due to two factors: an increase in the ratio of gas to oil in our production portfolio as well as a slight decrease in overall oil and gas production. While our ambition shows that we are driving the transition at a faster pace than society, we are dependent on governments, customers, and other key stakeholders accelerating their response to the transition. Equinor cannot operate outside of existing framework conditions with respect to policy and markets.

Equinor believes that intensity-based ambitions represent a more meaningful approach to scope 3 emissions than absolute cuts of the same because our net carbon intensity ambition includes both energy production and emissions. Equinor's strategy in the transition is based on being a continued supplier of reliable energy with a progressively lower GHG footprint over time toward net zero in 2050. Geopolitical developments call for a balanced energy transition. More investments in energy production and infrastructure are needed to ensure security of supply and reduce the cost of energy. In addition, decarbonisation of the energy sector will be required. In the short term, until a market for hydrogen and carbon capture and storage is established, absolute emission targets that include end-user emissions will only be achieved by selling or shutting down profitable oil and gas production, thus shifting indirect emissions from end use to other producers. Such a focus will also fail to incentivise companies like Equinor to accelerate investments in new forms of energy.

The company's strategy is to be determined by the board of directors. The board is of the opinion that the company's energy transition plan is supporting a sustainable and balanced transition to a low carbon society. Therefore, the board is grateful for the support and recognition – expressed by the shareholders last year – to the energy transition plan which will be updated in 2025. Progress will be reported in our Annual Report on a yearly basis.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholder's proposal from Guttorm Grundt item 10, shareholder's proposals from Gro Nylander items 12 and 14, and shareholder's proposal from Bente Marie Bakke item 13 to Equinor ASA's annual general meeting 10 May 2023

The IEA's Net Zero Emissions in 2050 scenario (NZE scenario), which assumes demand levels consistent with a 1.5-degree trajectory, shows global oil demand projected to decline at 2.5% per year from 2021 to around 72 million barrels per day in 2030 and 24mbpd in 2050. The IEA also sees growing demand for natural gas in the short term, including in it its NZE scenario, which was developed before the current energy crisis and the attempts to reduce reliance on Russian energy exports.

Equinor has a proud history as a safe and reliable producer of oil and gas. These energy sources will be needed to power the global economy for many years to come. In addition to being primary sources of energy, oil and gas will also be needed as input to low-carbon fuels for hard-to-abate sectors such as blue hydrogen and as feedstocks for non-energy applications such as chemicals.

To meet the needs of society, Equinor will continue to produce oil and gas for the foreseeable future. Our exploration strategy is to maximise value creation over volume. In 2023, at least 80 percent of our exploration resources and investments will be concentrated around existing infrastructure. This is because near-field discoveries can be tied into existing infrastructure without large and costly new developments. Thus, these discoveries are characterized by high profitability, short payback period and low CO_2 emissions from operations.

To earn the right to supply the oil and gas the world demands, we are continuing to improve the industry leading carbon efficiency of our production. Our ambition to reduce net group-wide operated emissions by 50% by 2030, shows that we are focused on bringing down our direct operated emissions in line with reductions necessary for a 1.5-degree pathway. Setting a baseline year that corresponds to the year of the Paris Agreement enables us to show our early action on emissions reduction and to build on our leadership position throughout this decade.

Reaching our 50% reduction ambition for operated scope 1 and 2 emissions will require a focused and coordinated effort across the company on executing and maturing a portfolio of abatement projects, improving energy efficiency of offshore and onshore assets, developing new technologies, and strengthening resilience in the portfolio, including through consolidation. The abatement projects primarily include electrification of offshore assets in Norway, mainly by power from shore but also include looking into other innovations and options such as Hywind Tampen and CCS. Abatement projects (including at Melkøya) are selected, developed and executed in close dialogue with authorities and partners to find the most appropriate and expedient measure and are in Equinor coordinated through our Norway Energy Hub initiative. In addition to reducing CO_2 emissions, we have instituted a renewed focus on improving our industry-leading performance on methane emissions, with increased emphasis on site-level measurement for improved quantification and reporting.

When it comes to allocation of capex share to investments in renewables and low carbon solutions, Equinor's ambition is to allocate more than 50% of our annual gross capex to these areas by 2030 and more than 30% in 2025. In 2022 we invested 14% of our gross capex in renewables and low carbon solutions, which is an increase from 11% in 2021.

The company operates in accordance with laws, regulations and permits and addresses health and safety issues for all employees. We are committed to preventing harm to the environment. We take a precautionary approach and work according to corporate requirements and risk-based local good practices to manage our environmental performance. Safe and responsible operations are essential for our license to operate and an enabler of long-term value creation.

As for the war in Ukraine, Equinor's most important contribution is to reduce the impact of Russia's weaponization of energy. Energy security for Europe is a prerequisite for the support and protection of an independent Ukraine. Equinor will continue to invest in line with its strategy and the ambitions stated in the energy transition plan. At our Capital Markets Update in February 2023 we presented the financial framework outlining how we will ensure that the company remains financially robust, while investing to be a leading company in the energy transition. In line with good corporate governance, the company is distributing a large part of its profit as dividend, including to the state. This comes in addition to the very high tax payments in Norway for 2022. Further, we will continue to collaborate with NGOs to contribute to international relief aid. In 2022 Equinor contributed with USD 4,2 million to the Ukraine refugee relief effort through donations to the Red Cross, UNICEF, Norwegian Refugee Council and Norwegian Church Aid. We donated USD 1,1 million to the World Food Crisis to support in the dealing with the wider consequences of the war on global food supply. We also contributed through supply of methanol and natural gas to Ukraine's national oil and gas company Naftogaz.

Based on the above, the board of directors recommends that the general meeting votes against the proposals.

The board of directors' response to shareholder's proposal from Even Bakke item 11 to Equinor ASA's annual general meeting 10 May 2023

The process for considering shareholder proposals submitted at the general meeting is fundamental, well-developed and in line with the law. The company is appreciative of any engagement with its shareholders and any proposals received. These provide valuable input to the leadership and board of directors when setting the strategy. As pointed out clearly in the energy transition plan that was presented and then voted over at the 2022 AGM – through an advisory vote, the company "is informed by science, stakeholder engagement, and an acknowledgement of the changing set of expectations of companies in a carbon constrained world". The purpose of such advisory voting process was indeed to let the shareholders provide feedback to the company in a transparent way on whether the board had set the right course and ambition level when determining the strategy in the energy transition plan.

The board is of the opinion that the process related to the shareholder proposals is both in compliance with good governance and that it provides valuable input to the leadership of the company. Again, the board is grateful for the engagement around the strategy of the company expressed by the shareholders.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

REF NO: PIN CODE:

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting in Equinor ASA will be held 10 May 2023 at 15:00 CEST in Equinor Business Center, Forusbeen 50, 4035 Stavanger, Norway

The shareholder is registered with the following amount of shares, however, may vote for the amount of shares registered on 9 May.

ADVANCE VOTING

The company accepts votes in advance for this meeting. Registration deadline for advance votes: **9 May 2023 at 16:00 CEST**.
Advance votes may only be executed electronically, through the company's website www.equinor.com/agm or via VPS Investor Services.

VOTING

Voting will only be possible electronically via Lumi AGM both for digital and physical attendance. Please log in at https://dnb.lumiagm.com/114-688-536.
You must identify yourself using the pin-code and reference number that you will find in VPS Investor Services (Corporate Actions – General Meeting – ISIN) or sent by post (for shareholders who have not registered for electronic reception). Shareholders can also receive their pin-code and reference number by contacting DNB Bank Verdipapirservice by phone +47 23 26 80 20.

On the company's web page www.equinor.com/agm you will find a guide describing how you as a shareholder can vote electronically.

DIGITAL ATTENDANCE

No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on to the annual general meeting one hour before start.

PHYSICAL ATTENDANCE

Notice of physical attendance should be registered electronically through the company's website www.equinor.com/agm or via VPS Investor Services.
To register attendance through the company's website, the above-mentioned reference number and PIN code must be stated.

Shareholders who have chosen electronic reception will not receive PIN and reference numbers and can only give notice through VPS Investor Services.
Alternatively this form may be signed and sent by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrars Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. The notice of attendance should be received no later than **9 May 2023 at 12:00 CEST**.

If the shareholder is a company, please state the name of the individual who will be representing the company:

Place Date Shareholder's signature

PROXY WITHOUT VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

REF NO: PIN CODE:

Proxy should be submitted electronically through the company's website www.equinor.com/agm or via VPS Investor Services.

To grant proxy through the company's website, the above-mentioned reference number and PIN must be stated.
Shareholders who have chosen electronic reception will not receive PIN and reference numbers and can only give proxy via VPS Investor Services. Proxy may also be sent by e-mail to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.

If you send the proxy without naming the proxy holder, the proxy will be given to the chair of the board of directors or an individual authorised by him.

This proxy should be received no later than **9 May 2023 at 12:00 CEST.**

The undersigned
hereby grants (tick one of the two)

☐ the chair of the board of directors (or a person authorised by him), or

☐ ____
(Name of proxy holder in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 10 May 2023.

Place Date Shareholder's signature (only for granting proxy)

PROXY WITH VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

You may use this proxy form to give voting instructions. Alternatively, you may vote electronically in advance through the company's website www.equinor.com/agm, see separate section above.

Proxies with voting instructions can only be registered by DNB and must be sent to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.
The form should be received no later than **9 May 2023 at 12:00 CEST**. The proxy form must be dated and signed.

If you leave the "Name of the proxy holder" blank, the proxy will be given to the chair of the board of directors, or an individual authorised by him.

The undersigned: REF NO:

hereby grants (tick one of the two)

☐   Chair of the board of directors (or a person authorised by him), or

☐   _____
         Name of proxy holder (in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 10 May 2023.

The votes shall be exercised in accordance with the instructions below. If the sections for voting are left blank, this will be counted as an instruction to vote in accordance with the board's and nomination committee's recommendations. However, if any motions are made from the attendees in addition to or in replacement of the proposals in the notice, the proxy holder may vote at his or her discretion. If there is any doubt as to how the instructions should be understood, the proxy holder may abstain from voting.

EQUINOR ASA | ANNUAL GENERAL MEETING 2023	For	Against	Abstention
3. Election of chair for the meeting			
4. Approval of the notice and the agenda			
5. Election of two persons to co-sign the minutes together with the chair of the meeting			
6. Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2022, including the board of directors' proposal for distribution of fourth quarter 2022 dividend			
7. Authorisation to distribute dividend based on approved annual accounts for 2022			
8. Proposal from shareholder that Equinor ban the use of fiberglass rotor blades in all new wind farms, commits to buy into existing hydropower projects and conduct research on other energy sources such as thorium			
9. Proposal from shareholders that Equinor identify and manage risks and possibilities regarding climate, and integrate these in the company's strategy			
10. Proposal from shareholder that Equinor stops all exploration and drilling by 2025 and provides financial and technical assistance for the repair of and development of Ukraine's energy infrastructure			
11. Proposal from shareholder that Equinor develops a procedure for greatly improved process for responding to shareholder proposals			
12. Proposal from shareholder that Equinor ends all plans for activity in the Barents Sea, adjusts up the investments in renewables/low carbon solutions to 50 percent by 2025, implements CCS for Melkøya and invests in rebuilding of Ukraine			
13. Proposal from shareholder that Equinor stops all exploration and test drilling for oil and gas, becomes a leading producer of renewable energy, stops plans for electrification of Melkøya and presents a plan enabling Norway to become net-zero by 2050			
14. Proposal from shareholder that Equinor's management let the results of global warming characterise its further strategy, stops all exploration for more oil and gas, phase out all production and sale of oil and gas, multiplies its investment in renewable energy and CCS and becomes a climate-friendly company			
15. The board of directors' report on Corporate Governance			
16.1 Approval of the board of directors' remuneration policy on determination of salary and other remuneration for leading personnel			
16.2 Advisory vote of the board of directors' remuneration report for leading personnel			
17. Approval of remuneration for the company's external auditor for 2022			
18. Determination of remuneration for the corporate assembly members			
19. Determination of remuneration for the nomination committee members			
20. Authorisation to acquire Equinor ASA shares in the market to continue operation of the company's share-based incentive plans for employees			
21. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State			
22. Authorisation to acquire Equinor ASA shares in the market for subsequent annulment			

Place   Date   Shareholder's signature (to be signed only for granting proxy with voting instructions)

Statsautoriserte revisorer
Ernst & Young AS

Vassbotnen 11a Forum, 4313 Sandnes
Postboks 8015, 4068 Stavanger

Foretaksregisteret: NO 976 389 387 MVA
Tlf: +47 24 00 24 00

www.ey.no
Medlemmer av Den norske Revisorforening

EY
Building a better
working world

To the Shareholders' Meeting of Equinor ASA

Statement on coverage for restricted equity in connection with a capital reduction

We have verified that there is coverage for the remaining share capital and other restricted equity in connection with the capital reduction in Equinor ASA.

The Board of Directors' responsibility
The Board of Directors is responsible for ensuring that the capital reduction does not exceed an amount that ensures full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

Auditor's responsibility
Our responsibility is to make a statement on whether there is full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

We conducted our examination and issue our statement in accordance with the Norwegian standard SA 3802-1 "The auditor's statements and reports pursuant to Norwegian company legislation". The standard requires that we plan and perform our work to obtain reasonable assurance for the fact that there is coverage for the remaining share capital and other restricted equity, having considered events subsequent to the balance sheet date and any loss likely to be incurred. The examination includes testing the calculations for which the Board of Directors is responsible and an assessment of whether events subsequent to the balance sheet date that can result in an inadequate coverage, have been sufficiently considered.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, there is coverage for the remaining share capital and other restricted equity subsequent to the capital reduction of NOK 430,913,885.00 from NOK 7,938,675,397.50 to NOK 7,507,761,512.50, and distributions in excess of the nominal value of NOK 39,893,455,758.00 less USD 104,405,182.61, in accordance with the Norwegian Public Limited Liability Companies Act.

Stavanger, 31 March 2023
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorized Public Accountant (Norway)

This is a translation of the original official Norwegian document and is provided for information purposes only.